Exhibit 99.1

Immunome and Morphimmune Announce Definitive Merger Agreement

and Simultaneous Private Placement Investment of $125 Million

to Develop Targeted Cancer Therapies

•	The combined company, which will operate as Immunome, will feature a synergistic platform expected to enable the development of best-in-class targeted cancer therapies across multiple modalities
•	Clay B. Siegall, Ph.D., current Morphimmune President & CEO and former co-founder & CEO of Seagen, Inc., to serve as Chairman and CEO of combined company
•	A concurrent $125 million private placement investment with leading institutional investors will support development of a combined pipeline expected to submit three investigational new drug applications (INDs) within 18 months of closing

EXTON, PA. and SEATTLE, WA. (June 29, 2023) Immunome (Nasdaq: IMNM), a biopharmaceutical company utilizing a proprietary human memory B-cell platform to discover and develop antibody therapeutics to improve patient care, and Morphimmune, a private biotechnology company focused on developing targeted oncology therapeutics, today announced that they have entered into a definitive merger agreement.

The Boards of Directors of both companies have approved the all-stock transaction. The combined company, which will operate as Immunome and retain the same ticker symbol, will be headquartered in Seattle, WA and will maintain cost-efficient research lab facilities in Exton, PA and West Lafayette, IN.

Clay B. Siegall, Ph.D., who was appointed CEO and President of Morphimmune earlier this year, will serve as the CEO, President, and Chairman of the Board of Directors of Immunome.

Dr. Siegall previously served as the CEO and President of Seagen, Inc., which he co-founded in July 1997. Under his nearly 25 years of leadership, Seagen became an industry leader in ADC therapeutics, earned FDA approvals for four cancer therapies, and grew to over $2 billion in annual revenue. During his tenure, he raised well over $1 billion of financing for Seagen from public and private markets and oversaw the company’s acquisition of Cascadian Therapeutics. In March of 2023, Pfizer, Inc. agreed to purchase Seagen for $43 billion.

“Clay Siegall’s track record of drug development and shareholder value creation is exceptional, and we are honored to have him serve as Chairman and CEO after the merger closes,” said Michael Rapp, Immunome Board Chairman. “By building on the accomplishments of Purnanand Sarma and the Immunome team, Clay will be positioned to develop best-in-class targeted cancer therapies across multiple modalities.”

The companies also announced an oversubscribed private placement investment of $125 million with participation from Enavate Sciences, EcoR1 Capital, Redmile Group, Janus Henderson Investors, Avidity Partners, Woodline Partners LP, and other leading institutional investors. In connection with the PIPE, James P. Boylan, Chief Executive Officer of Enavate Sciences, will be appointed to the Board of Directors of Immunome. Both the merger and private placement are expected to close by the end of Q4 2023.

The investment will be used to continue development of the lead assets in Immunome’s combined pipeline, to continue to advance the company’s platforms, and for general working capital purposes. The combined pipeline includes a novel anti-IL-38 mAb derived from Immunome’s discovery engine, as well as a folate receptor-targeted TLR7 agonist (FA-TLR7a) and FAP-targeted radioligand (177Lu-FAP). The company expects to submit three INDs within 18 months following the closing, including the anti-IL-38 program, which is now slated for submission in Q1 2024. Additionally, the company will be well-positioned to explore opportunities for strategic in-licensing and further acquisitions.

“This is the first step in establishing a preeminent oncology company,” said Dr. Siegall. “Combining Morphimmune’s Targeted Effector Platform with Immunome’s Discovery Engine will enable us to pursue novel targets and modalities, unlocking substantial synergistic value.”

“Given the quality of our science, the expertise of our combined leadership team, and the strengthened cash position, I am extremely enthusiastic about our potential to reduce the suffering and loss of life caused by cancer.”

“We founded Morphimmune to realize the extraordinary potential of Professor Philip S. Low’s scientific vision, which builds on decades of work at Purdue University. Our subsequent investments in the company, our engagement with Clay Siegall as CEO and now the anticipated merger are evidence of that potential,” said Isaac Barchas, Morphimmune Founding Board Chairman and Research Bridge Partners Co-Founder and CEO. Barchas will serve on Immunome’s Board of Directors following the merger.

About the Proposed Transaction

Immunome will acquire Morphimmune through a reverse subsidiary merger that is intended to be a tax-free reorganization. Stockholders of Morphimmune will receive common stock of Immunome based on a fixed exchange ratio applicable to the specific class and series of Morphimmune capital stock and outstanding options to acquire Morphimmune common stock will be assumed by Immunome. At the effective time of the merger, prior to giving effect to the private placement, securityholders of Immunome will own approximately 55% of the combined company and securityholders of Morphimmune will own approximately 45% of the combined company on a fully diluted basis, excluding out-of-the-money securities and the inducement grant to Dr. Siegall discussed below. The closing of the transaction is subject to customary closing conditions, including the effectiveness of the registration statement on Form S-4 to be filed by Immunome, and the receipt of required stockholder approvals from Immunome and Morphimmune stockholders. In conjunction with execution of the merger agreement, Dr. Siegall entered into an employment agreement with Immunome that will become effective upon closing. In connection with the entry into the employment agreement, the Immunome Board of Directors approved a stock option grant to Dr. Siegall as an inducement material to Dr. Siegall entering into employment with Immunome in accordance with Nasdaq Listing Rule 5635(c)(4). The stock option provides for the purchase of up to 2,137,080 shares of Immunome common stock at a price of $5.91 per share, the closing price per share of Immunome common stock as reported by Nasdaq on June 28, 2023, the date of grant, and vests over four years, with 25 percent of the shares vesting on the first anniversary of closing of the merger, and the remainder vesting ratably at the end of each subsequent month thereafter, subject to Dr. Siegall’s continued employment with Immunome through the applicable vesting dates.

Stockholders of Immunome holding approximately 20% of the voting stock of Immunome executed voting and support agreements pursuant to which they agreed to vote in favor of the issuance of shares in the merger and related matters and stockholders of Morphimmune holding approximately 70% of the voting stock of Morphimmune executed voting and support agreements pursuant to which they agreed to vote in favor of the adoption of the merger agreement and the merger and other related matters.

Following the proposed merger, the board of directors of the combined company will be comprised of seven members: two selected by Morphimmune, who will initially be Dr. Siegall and Mr. Barchas; one selected by Immunome, who will initially be Philip Wagenheim; and four additional independent directors, to be mutually agreed, one of whom will initially be Mr. Boylan.

Stifel is serving as financial advisor and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. is serving as legal counsel to Immunome. TD Cowen is serving as financial advisor and Cooley LLP is serving as legal counsel to Morphimmune.

In connection with the private placement, TD Cowen and SVB Securities are serving as placement agents, and Wedbush Securities Inc. is serving as a strategic advisor.

About Immunome

Immunome is a biopharmaceutical company that utilizes its proprietary human memory B cell platform to discover and develop antibody therapeutics to improve patient care. The company’s focus is on discovering and developing therapeutics in oncology internally and in collaboration with its partners.

Immunome’s proprietary Discovery Engine identifies novel therapeutic antibodies and their targets through an unbiased interrogation of human memory B cells, highly educated components of the immune system, isolated from patients. Memory B cells are key elements in the human immune system response to disease as they produce specific, high-affinity antibodies that bind to cancer antigens or pathogens. Immunome’s Discovery Engine incorporates high-throughput screening to enable efficient, unbiased, broad, and deep functional evaluation of patient memory B cell repertoires to identify antibodies directed at novel targets. The functional data Immunome generates differentiates Immunome’s approach from those that use deep sequencing of B cells to identify dominant clones that are common within and across patients and assumes genomic dominance is a hallmark of therapeutic utility.

For more information, visit www.immunome.com.

About Morphimmune

Morphimmune is a biotechnology company focused on developing targeted oncology therapeutics. The company’s proprietary Targeted Effector platform selectively delivers payloads to diseased cells. The targeted approach reduces toxicity and increases efficacy of known effector molecules, ultimately improving outcomes for patients.

Morphimmune was founded on the research of the company’s scientific co-founder, Philip S. Low, Ph.D., the Presidential Scholar for Drug Discovery and Ralph C. Corley Distinguished Professor of Chemistry at Purdue University. Dr. Low previously founded Endocyte, which Novartis acquired for $2.1 billion in 2018. He has published more than 500 articles and has over 700 patents/patents pending, in addition to being the founder of seven companies to commercialize these discoveries.

For more information, visit www.morphimmune.com.

Changes and Additional Information About the Proposed Merger and Where to Find It

This communication is not intended to be, and is not, a substitute for the proxy statement or any other document that Immunome has filed or may file with the Securities and Exchange Commission (“SEC”) in connection with the proposed merger.

In connection with the proposed merger, Immunome intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC that will include a proxy statement/prospectus of Immunome, that will be both the proxy statement to be distributed to holders of Immunome’s common stock in connection with its solicitation of proxies for the vote by Immunome’s stockholders with respect to the proposed merger and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the proposed merger. The Registration Statement, including the proxy statement/prospectus contained therein, when it is filed and declared effective by the SEC, will contain important information about the proposed merger and the other matters to be voted upon at a meeting of Immunome’s stockholders to be held to approve the proposed merger and other matters (the “Merger Special Meeting”). Immunome may also file other documents with the SEC regarding the proposed merger. Immunome stockholders and other interested persons are advised to read, when available, the Registration Statement, including the proxy statement/prospectus contained therein, as well as any amendments or supplements thereto, because they will contain important information about the proposed merger. When available, the definitive proxy statement/prospectus will be mailed to Immunome stockholders as of a record date to be established for voting on the proposed merger and the other matters to be voted upon at the Merger Special Meeting.

Immunome’s stockholders may obtain copies of the aforementioned documents and other documents filed by Immunome with the SEC, without charge, once available, at the SEC’s web site at www.sec.gov, on Immunome’s website at https://investors.immunome.com/ or by contacting Immunome’s Investor Relations via email at investors@immunome.com.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this communication regarding matters that are not historical facts, are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 (the “PSLRA”). These include, but are not limited to, statements regarding the anticipated completion and effects of the proposed merger and private placement and related timing; the combined company’s planned clinical programs, including the timeline for filing of INDs and planned clinical trials; the potential of the combined company’s product candidates; the combined company’s cash position; the expected trading of the combined company’s stock on Nasdaq; management of the combined company; and other statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Immunome and Morphimmune undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe-harbor provisions of the PSLRA. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements due to a number of factors, including, but not limited to, the outcome of any legal proceedings that may be instituted against Morphimmune or Immunome following the announcement of the merger; the inability to complete the merger, including due to the inability to concurrently close the merger and the private placement of common stock or due to failure to obtain approval of the stockholders of Immunome; delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regular reviews required to complete the merger, if any; the inability to recognize the anticipated benefits of the merger, which may be affected by, among other things, competition, the ability of the combined company to grow and successfully execute on its business plan; costs related to the merger; changes in the applicable laws or regulations; the timing for achievement of milestones and the corresponding receipt of milestone payments; the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; the risk that regulatory approvals for the combined company’s programs and product candidates are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the post-combination combined company or the expected benefits of the merger; the combined company’s ability to manage future growth; the combined company’s ability to manage clinical trials or studies; the risk that pre-clinical data may not be predictive of clinical data; the complexity of numerous regulatory and legal requirements that the combined company needs to comply with to operate its business; the reliance on the combined company’s management; the prior experience and successes of the combined company’s management team are not indicative of any future success; the dependence on the success of Morphimmune’s targeted effector platform and Immunome’s human memory B cell platform; the failure to obtain, adequately protect, maintain or enforce the combined company’s intellectual property rights; and other risks and uncertainties indicated from time to time described in Immunome’s Annual Report on Form 10-K for the year ended December 31, 2022, the Registration Statement, once available, relating to the merger, including those under “Risk Factors” therein, and in Immunome’s other filings with the SEC. Morphimmune and Immunome caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements which speak only as of the date made. Moreover, Morphimmune and Immunome operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Except as required by law, neither Morphimmune nor Immunome undertakes any obligation to update publicly any forward-looking statements for any reason after the date of this press release to conform these statements to actual results or to changes in their expectations.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

Immunome, Morphimmune, and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Immunome’s stockholders with respect to the proposed merger. Information regarding the persons who may be deemed participants in the solicitation of proxies from Immunome’s stockholders in connection with the proposed merger will be contained in the proxy statement/prospectus forming a part of the Registration Statement and the definitive proxy statement/prospectus relating to the proposed merger, when available, which will be filed with the SEC.

Investor Contact

Corleen Roche

Chief Financial Officer

investors@immunome.com

Media Contact

Bob Knott

Principal, Timbre Strategies

bob@timbrestrategies.com